Exhibit 99.1

FERRARI: COMMERCIAL POLICY UPDATE

Maranello, 27 March 2025 - Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) announces it will update its commercial policy, based on the preliminary information currently available regarding the introduction of import tariffs on EU cars into the USA.

While reaffirming its commitment to maximum client attention and protection and with the goal to provide certainty to them:
•The commercial terms will remain unchanged for orders of all models imported before April 2, 2025 and for orders of the following three families - Ferrari 296, SF90 and Roma - regardless the import date.
•For the current remaining models, the new import conditions will be partially reflected on pricing, up to a maximum 10 per cent increase, in coordination with our dealer network.

On such basis, Ferrari confirms its financial targets for 2025, with a potential risk of 50 basis points reduction on profitability percentage margins (EBIT and EBITDA margins).

For further information:
Ferrari Press Office
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977